December 23, 2016

Via E-mail

Courtney L. Lindsay II,

Attorney Advisor,

Securities and Exchange Commission,

Mail Stop 3720,

100 F Street,

Washington, D.C. 20549-0510.

Re:	Responses to Comment on the Registration Statement on Form S-4 filed by AT&T Inc. on November 18, 2016 (File No. 333-214712)

Dear Mr. Lindsay:

AT&T Inc. (“AT&T”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-214712) (“Amendment No. 1”), including a Prospectus of AT&T and a Proxy Statement of Time Warner Inc. (“Time Warner”). This letter, which is being submitted on behalf of AT&T and Time Warner, responds to your letter, dated December 15, 2016, relating to a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

For your convenience, we have included the text of your comment. All page references contained in this letter are to the pages of Amendment No. 1 in the form filed today with the Commission.

Questions and Answers about the Transaction and the Special Meeting

Q: What are the material United States federal income tax consequences of the transaction to the Time Warner Stockholders?, page 5

1.

We note that the completion of the transaction is not conditioned on the transaction qualifying for the Intended Tax Treatment or upon the receipt of the opinion of counsel to that effect. However, in light of the materiality of the stock for stock exchange in the merger not being taxable to Time Warner

Courtney L. Lindsay II, December 23, 2016	-2-

shareholders, a tax opinion supporting the Intended Tax Treatment seems required by Item 601(b)(8) of Regulation S-K. For guidance, please refer to Staff Legal Bulletin 19 (October 12, 2011).

In response to the Staff’s comment, the disclosure on pages 5, 6, 27, 28, 43, 135 and 136 of Amendment No. 1 has been revised.

AT&T and Time Warner respectfully submit that they do not believe that a tax opinion supporting the Intended Tax Treatment is required by Item 601(b)(8) of Regulation S-K, because they do not believe that the tax consequences are material to an investor. As described in the Registration Statement, “the completion of the transaction is not conditioned on the transaction qualifying for the Intended Tax Treatment or upon the receipt of an opinion of counsel to that effect, and whether or not the transaction will qualify for the Intended Tax Treatment depends on facts that will not be known until the transaction is completed” (see, for example, pages 27 and 136). Moreover, the amended disclosure makes clear that “[i]t will not be known at the time of the special meeting whether the requirements for the transaction to qualify for the Intended Tax Treatment will be met” and further states that “Time Warner will not resolicit stockholder votes in the event that the transaction fails to qualify for the Intended Tax Treatment” (see, for example, pages 6, 28 and 136). For these reasons, AT&T and Time Warner do not believe that the tax consequences of the transaction are material to Time Warner stockholders. Nevertheless, forms of tax opinions from the respective counsel of AT&T and Time Warner have been filed as Exhibits 8.1 and 8.2 of Amendment No. 1, and clarifying disclosure has been added on page 135.

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Please contact me at (310) 712-6678, via fax at (310) 712-8800 or via e-mail at krautheimere@sullcrom.com if you have any comments or questions about this letter.

Sincerely,

/s/ Eric M. Krautheimer
cc:	Wayne A. Wirtz

AT&T Inc.

One AT&T Plaza

208 South Akard Street

Dallas, Texas 75202

Courtney L. Lindsay II, December 23, 2016	-3-

Paul T. Cappuccio

Time Warner Inc.

One Time Warner Center

New York, New York 10019

Faiza J. Saeed

Eric L. Schiele

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, New York 10019

Joseph B. Frumkin

Melissa Sawyer

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004